

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 26, 2011

Via Facsimile and U.S. Mail

Mr. Philippe Geyres
Interim Chief Executive Officer
Trident Microsystems, Inc.
1170 Kifer Road
Sunnyvale, California 94086-5303

> **Re: Trident Microsystems, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 7, 2011**
> **Form 8-K filed on May 3, 2011**
> **File No. 000-20784**

Dear Mr. Geyres:

We have reviewed your filings and have the following comments.   We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 36

1.   We note that you are including a discussion throughout MD&A related to results of operations for the year ended December 31, 2010 as compared to your "results of

operations for the year ended December 31, 2009 (unaudited)." With a view towards disclosure, please revise future filings to provide a reconciliation of your audited financial statements beginning on page 53 to your unaudited financial information presented in MD&A.

2.   Further to the above, please explain to us why you did not also present a discussion of your results on a historical basis related to the six months ended December 31, 2009.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 51

3.   You disclose that foreign currency exchange rates may have an adverse impact on your financial statement results since a substantial portion of your expenses are incurred in various denominations. We note from your response letter dated September 13, 2010 that you would include the quantitative disclosures regarding market risk in one of the three disclosure alternatives outlined in Item 305 of Regulation S-K. As previously requested, please revise future filings to provide the quantitative disclosures regarding market risk related to your foreign currency exchange risk in one of the three disclosure alternatives outlined in Item 305 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 53

Note 2. Significant Accounting Policies, page 58

-Long-Lived Assets, page 60

4.   We note from page 54 that you have recorded $82.9 million of intangible assets on your balance sheet at December 31, 2010. We further note from page 53 and from your March 31, 2011 Form 10-Q that you have reported net operating losses for the years ended December 31, 2010 and June 30, 2009, the six months ended December 31, 2009 and the three months ended March 31, 2011 and 2010.   We finally note that you recognized $2.5 million of impairment related to technology licenses and prepaid royalties during 2010. In light of these facts, please tell us and revise your future filings to explain how you determined that your intangible assets were not impaired as of December 31, 2010 or March 31, 2011.

Note 6. Commitments and Contingencies, page 68

5.   We note your disclosures on pages 68 – 71 regarding various legal proceedings. For any unrecognized contingencies whereby an accrual has not been made because the conditions in paragraph 450-20-25-2 of the FASB Accounting Standards Codification have not been met or an exposure to loss exists in excess of the amount accrued, please revise future filings to disclose an estimate of the possible loss or range of loss. Refer to paragraph 450-20-50-4 of the FASB Accounting Standards Codification.

Note 14. Geographic Information and Major Customers, page 92

6.   We note your disclosures that you have operate in one reportable segment but have two operating segments. We further note that you chief operating decision maker reviews financial information on an operating segment basis for purpose of making operating decisions and assessing financial information. Since it appears that your single reportable segment results from the aggregation of two operating segments, please explain to us how this aggregation is consistent with paragraph 280-10-50-11 of the FASB Accounting Standards Codification.

Form 8-K filed on May 3, 2011

7.   We note that you have provided forward-looking non-GAAP financial measures for the second quarter ended June 30, 2011. However, we do not see where you have provided a reconciliation of the forward-looking non-GAAP financial measures with the corresponding forward-looking GAAP financial measures as required by Regulation G or otherwise provided the disclosures required by Regulation G for forward-looking non-GAAP financial measures. Please revise future filings to comply by providing reconciling information that is available without unreasonable effort. As applicable, include clear disclosure of why any forward-looking GAAP information is not accessible. Identify such information that is unavailable and disclose its probable significance. Refer to the guidance in Regulation G.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin Vaughn
Accounting Branch Chief